FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For May 6, 2011

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Risk and balance sheet management (continued)

Risk management: Credit risk
Credit risk is the risk of financial loss due to the failure of customers or counterparties to meet payment obligations. The quantum and nature of credit risk assumed across the Group's different businesses varies considerably, while the overall credit risk outcome usually exhibits a high degree of correlation with the macroeconomic environment.

Loans and advances to customers by geography and industry
The table below analyses loans and advances to customers excluding reverse repos and disposal groups.

	31 March 2011			31 December 2010
	Core	Non-Core	Total	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m

Central and local government	5,650	1,514	7,164	6,781	1,671	8,452
Finance	47,797	7,559	55,356	46,910	7,651	54,561
Residential mortgages	142,920	5,678	148,598	140,359	6,142	146,501
Personal lending	32,362	3,482	35,844	33,581	3,891	37,472
Property	45,038	43,866	88,904	42,455	47,651	90,106
Construction	9,011	3,231	12,242	8,680	3,352	12,032
Manufacturing	24,621	6,295	30,916	25,797	6,520	32,317
Service industries and business activities	92,623	20,712	113,335	95,127	22,383	117,510
Agriculture, forestry and fishing	3,741	130	3,871	3,758	135	3,893
Finance leases and instalment credit	8,061	8,119	16,180	8,321	8,529	16,850
Interest accruals	673	193	866	831	278	1,109

Gross loans	412,497	100,779	513,276	412,600	108,203	520,803
Loan impairment provisions	(8,287)	(10,841)	(19,128)	(7,740)	(10,315)	(18,055)

Net loans	404,210	89,938	494,148	404,860	97,888	502,748

Key points
•	Gross loans reduced by £7.5 billion in the quarter principally due to disposals, run-offs and transfers in Non-Core, partially offset by increased mortgage lending in UK Retail.

•
The movement between Non-Core and Core property-related lending primarily reflected Non-Core returning loans to UK Corporate in preparation for the sale of the RBS England and Wales branch-based business to Santander.

Risk and balance sheet management (continued)

Risk management: Credit risk

Loans and advances to customers by geography and industry (continued)
The table below analyses loans and advances to customers excluding reverse repos and disposal groups by geography (by location of office).

	31 March 2011			31 December 2010
	Core	Non-Core	Total	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m

UK
Central and local government	5,144	104	5,248	5,728	173	5,901
Finance	27,510	5,910	33,420	27,995	6,023	34,018
Residential mortgages	102,462	1,632	104,094	99,928	1,665	101,593
Personal lending	22,278	451	22,729	23,035	585	23,620
Property	36,419	28,322	64,741	34,970	30,492	65,462
Construction	7,271	2,282	9,553	7,041	2,310	9,351
Manufacturing	10,810	1,498	12,308	12,300	1,510	13,810
Service industries and business activities	57,299	11,500	68,799	58,265	11,741	70,006
Agriculture, forestry and fishing	2,935	61	2,996	2,872	67	2,939
Finance leases and instalment credit	5,565	7,431	12,996	5,589	7,785	13,374
Interest accruals	371	48	419	415	98	513

	278,064	59,239	337,303	278,138	62,449	340,587

Europe
Central and local government	220	899	1,119	365	1,017	1,382
Finance	3,768	821	4,589	2,642	1,019	3,661
Residential mortgages	19,892	684	20,576	19,473	621	20,094
Personal lending	2,276	587	2,863	2,270	600	2,870
Property	5,304	12,711	18,015	5,139	12,636	17,775
Construction	1,246	851	2,097	1,014	873	1,887
Manufacturing	6,167	4,139	10,306	5,853	4,181	10,034
Service industries and business activities	16,111	5,648	21,759	17,537	6,072	23,609
Agriculture, forestry and fishing	774	69	843	849	68	917
Finance leases and instalment credit	265	688	953	370	744	1,114
Interest accruals	76	85	161	143	101	244

	56,099	27,182	83,281	55,655	27,932	83,587

Risk and balance sheet management (continued)

Risk management: Credit risk

Loans and advances to customers by geography and industry (continued)

	31 March 2011			31 December 2010
	Core	Non-Core	Total	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m

US
Central and local government	169	38	207	263	53	316
Finance	9,635	495	10,130	9,522	587	10,109
Residential mortgages	20,084	3,243	23,327	20,548	3,653	24,201
Personal lending	6,327	2,444	8,771	6,816	2,704	9,520
Property	2,574	1,768	4,342	1,611	3,318	4,929
Construction	420	63	483	442	78	520
Manufacturing	5,614	80	5,694	5,459	143	5,602
Service industries and business activities	13,705	2,261	15,966	14,075	2,724	16,799
Agriculture, forestry and fishing	26	-	26	31	-	31
Finance leases and instalment credit	2,188	-	2,188	2,315	-	2,315
Interest accruals	179	59	238	183	73	256

	60,921	10,451	71,372	61,265	13,333	74,598

RoW
Central and local government	117	473	590	425	428	853
Finance	6,884	333	7,217	6,751	22	6,773
Residential mortgages	482	119	601	410	203	613
Personal lending	1,481	-	1,481	1,460	2	1,462
Property	741	1,065	1,806	735	1,205	1,940
Construction	74	35	109	183	91	274
Manufacturing	2,030	578	2,608	2,185	686	2,871
Service industries and business activities	5,508	1,303	6,811	5,250	1,846	7,096
Agriculture, forestry and fishing	6	-	6	6	-	6
Finance leases and instalment credit	43	-	43	47	-	47
Interest accruals	47	1	48	90	6	96

	17,413	3,907	21,320	17,542	4,489	22,031

Risk and balance sheet management (continued)

Risk management: Credit risk: REIL and PPL

The table below analyses the Group's risk elements in lending (REIL) and potential problem loans (PPL) and takes no account of the value of any security held which could reduce the eventual loss should it occur, nor of any provisions.

	31 March 2011			31 December 2010
	Core	Non-Core	Total	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m

Impaired loans (1)
- UK	8,523	7,147	15,670	7,903	7,835	15,738
- Overseas	6,584	15,878	22,462	5,608	14,355	19,963

	15,107	23,025	38,132	13,511	22,190	35,701

Accruing loans past due 90 days or more (2)
- UK	1,545	752	2,297	1,434	939	2,373
- Overseas	366	246	612	262	262	524

	1,911	998	2,909	1,696	1,201	2,897

Total REIL	17,018	24,023	41,041	15,207	23,391	38,598
PPL (3)	324	202	526	473	160	633

Total REIL and PPL	17,342	24,225	41,567	15,680	23,551	39,231

REIL as a % of gross loans and advances (4)	4.1%	23.0%	7.9%	3.7%	20.7%	7.3%
REIL and PPL as a % of gross loans and advances (4)	4.2%	23.2%	8.0%	3.8%	20.8%	7.4%
Provisions as a % of total REIL	49%	45%	47%	51%	44%	47%
Provisions as a % of total REIL & PPL	49%	45%	46%	49%	44%	46%

Notes:
(1)	Loans against which an impairment provision is held.
(2)	Loans where an impairment event has taken place but no impairment provision recognised. This category is used for fully collateralised non-revolving credit facilities.
(3)
Loans for which an impairment event has occurred but no impairment provision is necessary. This category is used for advances and revolving credit facilities where the past due concept is not applicable.

(4)	Gross loans and advances to customers including disposal groups and excluding reverse repos.

Risk and balance sheet management (continued)

Risk management: Credit risk: Loans, REIL and impairment provisions

Movement in REIL and PPL
The table below details the movement in REIL and PPL for the quarter ended 31 March 2011.

	REIL			PPL			Total
	Core	Non- Core	Total	Core	Non- Core	Total	Core	Non- Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

At 1 January 2011	15,207	23,391	38,598	473	160	633	15,680	23,551	39,231
Intra-group transfers	369	(369)	-	-	-	-	369	(369)	-
Currency translation and other adjustments	68	98	166	1	4	5	69	102	171
Additions	3,119	2,866	5,985	305	152	457	3,424	3,018	6,442
Transfers	81	(53)	28	(137)	(39)	(176)	(56)	(92)	(148)
Disposals, restructurings and repayments	(1,286)	(1,334)	(2,620)	(318)	(75)	(393)	(1,604)	(1,409)	(3,013)
Amounts written-off	(540)	(576)	(1,116)	-	-	-	(540)	(576)	(1,116)

At 31 March 2011	17,018	24,023	41,041	324	202	526	17,342	24,225	41,567

Key points
•	REIL increased by £2.4 billion predominantly due to growth in Ulster Bank Group of £2.2 billion (Core - £1.0 billion; Non-Core - £1.2 billion).

•
The Group's provision coverage was stable at 47% (see page 100); Core coverage reduced from 51% to 49% and Non-Core coverage increased marginally from 44% to 45%. The Core coverage is typically higher at 49%, due to a greater weighting of unsecured retail products within REIL and the proportion of latent provision on performing portfolios. Lower coverage of Non-Core reflects secured wholesale lending, particularly commercial real estate portfolios.

•	The intra-group transfer of REIL relates to Non-Core returning loans to UK Corporate as part of the preparation for the sale of the RBS England and Wales branch-based business to Santander.

Risk and balance sheet management (continued)

Risk management: Credit risk: Loans, REIL and impairment provisions (continued)

Movement in loan impairment provisions
The following table shows the movement in impairment provisions for loans and advances to customers and banks.

	Quarter ended
	31 March 2011			31 December 2010
	Core	Non-Core	Total	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m

At beginning of period	7,866	10,316	18,182	7,791	9,879	17,670
Transfers to disposal groups	-	(9)	(9)	-	(5)	(5)
Intra-group transfers	177	(177)	-	(217)	217	-
Currency translation and other adjustments	56	95	151	147	(235)	(88)
Disposals	-	-	-	-	(3)	(3)
Amounts written-off	(514)	(438)	(952)	(745)	(771)	(1,516)
Recoveries of amounts previously written-off	39	80	119	29	67	96
Charge to income statement	852	1,046	1,898	912	1,243	2,155
Unwind of discount	(60)	(71)	(131)	(51)	(76)	(127)

At end of period	8,416	10,842	19,258	7,866	10,316	18,182

Loan impairment provisions on loans and advances

	31 March 2011			31 December 2010
	Core	Non-Core	Total	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m

Latent loss	1,583	963	2,546	1,653	997	2,650
Collectively assessed	4,375	1,112	5,487	4,139	1,157	5,296
Individually assessed	2,329	8,766	11,095	1,948	8,161	10,109

Customer loans	8,287	10,841	19,128	7,740	10,315	18,055
Bank loans	129	1	130	126	1	127

Total loans	8,416	10,842	19,258	7,866	10,316	18,182

% of loans (1)	2.01%	10.42%	3.71%	1.88%	9.14%	3.44%

Note:
(1)	Customer provisions as a % of gross customer loans including disposal groups and excluding reverse repurchase agreements.

Key points
•
Loan impairment provisions increased by £1.1 billion, primarily in Ulster Bank Group (Core - £0.5 billion; Non-Core - £0.9 billion) reflecting the deteriorating economic environment in Ireland with lower asset values and consumer spending. Of the increase in Ulster Bank Group, £0.8 billion related to commercial real estate portfolios, £0.3 billion to other corporate lending and £0.2 billion to mortgage lending.

•	The decrease in latent loss provision was primarily due to improved book quality and credit metrics in UK Corporate.

Risk and balance sheet management (continued)

Risk management: Credit risk: Loans, REIL and impairment provisions (continued)

Impairment charge
	Quarter ended
	31 March 2011	31 December 2010	31 March 2010
	£m	£m	£m

Latent loss	(107)	(116)	31
Collectively assessed	720	729	841
Individually assessed - customer loans	1,285	1,555	1,730

Customer loans	1,898	2,168	2,602
Bank loans	-	(13)	-
Securities	49	(14)	73

Charge to income statement	1,947	2,141	2,675

Charge relating to customer loans as a % of gross customer loans (1)	1.5%	1.6%	1.8%

Note:
(1)	Customer loans excluding reverse repurchase agreements, gross of provisions and including gross loans relating to disposal groups.

Risk and balance sheet management (continued)

Risk management: Credit risk: Debt securities

The table below analyses debt securities by issuer and measurement classification.

	Central and local government			Banks and building societies	ABS	Corporate	Other	Total
	UK	US	Other
	£m	£m	£m	£m	£m	£m	£m	£m

31 March 2011
Held-for-trading	5,422	19,079	51,792	4,356	23,907	8,045	538	113,139
DFV (1)	1	-	199	3	114	15	-	332
Available-for-sale	8,474	15,621	34,325	7,767	42,884	2,033	24	111,128
Loans and receivables	11	-	-	-	5,951	822	1	6,785

	13,908	34,700	86,316	12,126	72,856	10,915	563	231,384
Short positions	(4,852)	(12,715)	(22,463)	(2,612)	(1,014)	(3,252)	(241)	(47,149)

	9,056	21,985	63,853	9,514	71,842	7,663	322	184,235

Available-for-sale
Gross unrealised gains	207	202	346	38	1,102	62	3	1,960
Gross unrealised losses	(24)	(44)	(820)	(31)	(3,201)	(33)	-	(4,153)

31 December 2010
Held-for-trading	5,097	15,956	43,224	5,778	21,988	6,590	236	98,869
DFV (1)	1	-	262	3	119	16	1	402
Available-for-sale	8,377	17,890	33,122	7,198	42,515	2,011	17	111,130
Loans and receivables	11	-	-	15	6,203	848	2	7,079

	13,486	33,846	76,608	12,994	70,825	9,465	256	217,480
Short positions	(4,200)	(11,398)	(18,909)	(1,853)	(1,335)	(3,288)	(34)	(41,017)

	9,286	22,448	57,699	11,141	69,490	6,177	222	176,463

Available-for-sale
Gross unrealised gains	349	341	700	60	1,057	87	1	2,595
Gross unrealised losses	(10)	(1)	(618)	(32)	(3,396)	(37)	(3)	(4,097)

Note:
(1)	Designated as at fair value.

Key point
•	Debt securities increased by £13.9 billion, reflecting growth in GBM's held-for-trading positions of £14.3 billion. Short positions increased by £6.1 billion.

Risk and balance sheet management (continued)

Risk management: Credit risk: Debt securities (continued)

The table below analyses debt securities by issuer and external ratings.

	Central and local government			Banks and building societies	ABS	Corporate	Other	Total	% of total

	UK	US	Other
	£m	£m	£m	£m	£m	£m	£m	£m	%

31 March 2011
AAA	13,908	34,700	51,272	2,394	52,867	478	-	155,619	67
AA to AA+	-	-	6,428	3,207	7,031	599	175	17,440	7
A to AA-	-	-	22,778	4,594	3,187	1,601	3	32,163	14
BBB- to A-	-	-	3,351	1,219	3,799	2,453	108	10,930	5
Non-investment grade	-	-	1,946	574	4,805	4,137	2	11,464	5
Unrated	-	-	541	138	1,167	1,647	275	3,768	2

	13,908	34,700	86,316	12,126	72,856	10,915	563	231,384	100

31 December 2010
AAA	13,486	33,846	44,784	2,374	51,235	846	17	146,588	67
AA to AA+	-	-	18,025	3,036	6,335	779	-	28,175	13
A to AA-	-	-	9,138	4,185	3,244	1,303	5	17,875	8
BBB- to A-	-	-	2,843	1,323	3,385	2,029	6	9,586	5
Non-investment grade	-	-	1,766	1,766	4,923	2,786	4	11,245	5
Unrated	-	-	52	310	1,703	1,722	224	4,011	2

	13,486	33,846	76,608	12,994	70,825	9,465	256	217,480	100

Key points
•	The proportion of AAA rated securities remained stable at 67% as did non-investment grade and unrated securities at 7%.

•
During Q1 2011, Japan was downgraded resulting in the decrease in AA to AA+ and increase in A to AA- other government holdings. Japanese government held-for-trading securities at 31 March 2011 amounted to £8.4 billion (31 December 2010 - £10.7 billion).

Asset-backed securities

	RMBS
	G10 government	Covered bond	Prime	Non- conforming	Sub-prime	CMBS	CDOs	CLOs	Other ABS	Total
31 March 2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

AAA	32,067	7,200	4,140	1,684	273	1,922	424	2,269	2,888	52,867
AA to AA+	1,547	475	653	96	218	744	565	1,617	1,116	7,031
A to AA-	-	197	118	73	246	979	358	345	871	3,187
BBB- to A-	-	157	162	299	84	390	185	578	1,944	3,799
Non-investment grade	-	-	760	917	246	439	1,847	344	252	4,805
Unrated	-	-	25	28	143	2	76	673	220	1,167

	33,614	8,029	5,858	3,097	1,210	4,476	3,455	5,826	7,291	72,856

31 December 2010
AAA	28,835	7,107	4,355	1,754	317	2,789	444	2,490	3,144	51,235
AA to AA+	1,529	357	147	144	116	392	567	1,786	1,297	6,335
A to AA-	-	408	67	60	212	973	296	343	885	3,244
BBB- to A-	-	-	82	316	39	500	203	527	1,718	3,385
Non-investment grade	-	-	900	809	458	296	1,863	332	265	4,923
Unrated	-	-	196	52	76	-	85	596	698	1,703

	30,364	7,872	5,747	3,135	1,218	4,950	3,458	6,074	8,007	70,825

Risk and balance sheet management (continued)

Risk management: Credit risk: Country risk - available-for-sale debt securities
The table below analyses available-for-sale (AFS) debt securities by issuer and related AFS reserves (net of tax), for countries exceeding £0.5 billion, together with the total of those individually less than £0.5 billion.
	31 March 2011					31 December 2010
	Government	ABS	Other	Total	AFS reserves	Government	ABS	Other	Total	AFS reserves
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

US	15,670	20,961	737	37,368	(133)	17,890	20,872	763	39,525	(116)
UK	8,500	4,134	2,083	14,717	(134)	8,377	4,002	2,284	14,663	(106)
Germany	12,589	1,298	500	14,387	(217)	10,653	1,360	535	12,548	(35)
Netherlands	3,977	7,096	774	11,847	(8)	3,469	6,773	713	10,955	(59)
Spain	91	6,912	78	7,081	(863)	88	6,773	169	7,030	(939)
France	4,195	579	1,031	5,805	(42)	5,912	575	900	7,387	33
Japan	4,204	-	3	4,207	-	4,354	-	82	4,436	-
Australia	-	467	2,421	2,888	(27)	-	486	1,586	2,072	(34)
Italy	928	238	24	1,190	(67)	906	243	24	1,173	(86)
Singapore	798	-	206	1,004	-	649	-	209	858	-
Denmark	690	-	251	941	(7)	629	-	172	801	2
Greece	936	-	-	936	(476)	895	-	-	895	(517)
Switzerland	749	-	161	910	8	657	-	156	813	11
Luxembourg	431	18	375	824	18	253	78	226	557	20
India	657	-	156	813	(3)	548	-	139	687	2
Hong Kong	797	-	12	809	-	905	-	8	913	-
Belgium	742	35	8	785	(32)	763	34	243	1,040	(34)
Republic of Ireland	101	161	375	637	(67)	104	177	408	689	(74)
South Korea	229	383	-	612	1	261	429	-	690	(2)
Sweden	77	250	219	546	-	30	269	165	464	-
Other (individually <£0.5 billion)	2,059	352	410	2,821	(76)	2,046	444	444	2,934	(127)

	58,420	42,884	9,824	111,128	(2,125)	59,389	42,515	9,226	111,130	(2,061)

Risk and balance sheet management (continued)

Risk management: Credit risk: Derivatives

The Group's derivative assets by internal grading scale and residual maturity are set out below. Master netting arrangements in respect of mark-to-market (mtm) values and collateral do not result in a net presentation in the Group's balance sheet under IFRS.

		31 March 2011						31 December 2010 Total
Asset quality	Probability of default range	0-3 months	3-6 months	6-12 months	1-5 years	Over 5 years	Total
		£m	£m	£m	£m	£m	£m	£m

AQ1	0% - 0.034%	25,485	11,173	16,191	102,680	167,773	323,302	408,489
AQ2	0.034% - 0.048%	561	141	235	1,750	2,678	5,365	2,659
AQ3	0.048% - 0.095%	1,678	601	865	2,959	4,677	10,780	3,317
AQ4	0.095% - 0.381%	804	218	509	2,345	2,473	6,349	3,391
AQ5	0.381% - 1.076%	601	133	272	2,100	3,290	6,396	4,860
AQ6	1.076% - 2.153%	2,180	55	126	785	845	3,991	1,070
AQ7	2.153% - 6.089%	177	63	47	498	1,095	1,880	857
AQ8	6.089% - 17.222%	2	5	9	121	649	786	403
AQ9	17.222% - 100%	433	13	38	189	322	995	450
AQ10	100%	19	56	17	518	594	1,204	1,581

		31,940	12,458	18,309	113,945	184,396	361,048	427,077
Counterparty mtm netting							(290,462)	(330,397)
Cash collateral held against derivative exposures							(25,363)	(31,096)

Net exposure							45,223	65,584

At 31 March 2011, the Group also held collateral in the form of securities of £3.3 billion (31 December 2010 - £2.9 billion) against derivative positions.

The table below analyses the fair value of the Group's derivatives by type of contract.

	31 March 2011		31 December 2010
	Assets	Liabilities	Assets	Liabilities
Contract type	£m	£m	£m	£m

Exchange rate contracts	73,552	79,045	83,253	89,375
Interest rate contracts	259,006	250,515	311,731	299,209
Credit derivatives	22,704	21,689	26,872	25,344
Equity and commodity contracts	5,786	9,376	5,221	10,039

	361,048	360,625	427,077	423,967

Key points
•	Net exposure, after taking account of mark-to-market and collateral netting arrangements, reduced by 31% to £45.2 billion.
•	Exchange rate contracts decreased due to trading fluctuations and movements in forward rates.
•
Interest rate contracts decreased due to greater use of over-the-counter contract compression through third party intermediaries, higher interest rate yields and sterling strengthening against the US dollar. These effects were partially offset by reduced use of clearing houses which resulted in the netting benefit declining from 60% to 57%.

•
Credit derivative fair values declined mainly due to trade unwinds together with contract compressions and reduction in Non-Core relating to monolines (see below) and other index hedges, as credit spreads tightened across five and ten year maturities. The APS derivative decreased by £0.5 billion principally reflecting lower covered assets as well as market factors.

•	The increase in derivative contracts against AQ3 rated counterparties reflected a combination of rating down grades and new deals.

Risk and balance sheet management (continued)

Risk management: Credit risk: Derivatives (continued)

The Group's exposures to monolines and CDPCs by credit rating are summarised below, ratings are based on the lower of S&P and Moody's.

	Notional: protected assets	Fair value: reference protected assets	Gross exposure	Credit valuation adjustment	Hedges	Net exposure
Monoline insurers	£m	£m	£m	£m	£m	£m

31 March 2011
A to AA-	5,759	5,121	638	194	-	444
Non-investment grade	8,123	5,246	2,877	1,984	69	824

	13,882	10,367	3,515	2,178	69	1,268

Of which:
CMBS	3,859	2,316	1,543	1,132
CDOs	1,092	245	847	569
CLOs	6,183	5,747	436	139
Other ABS	2,260	1,734	526	260
Other	488	325	163	78

	13,882	10,367	3,515	2,178

31 December 2010
A to AA-	6,336	5,503	833	272	-	561
Non-investment grade	8,555	5,365	3,190	2,171	71	948

	14,891	10,868	4,023	2,443	71	1,509

Of which:
CMBS	4,149	2,424	1,725	1,253
CDOs	1,133	256	877	593
CLOs	6,724	6,121	603	210
Other ABS	2,393	1,779	614	294
Other	492	288	204	93

	14,891	10,868	4,023	2,443

	Notional: protected assets	Fair value: reference protected assets	Gross exposure	Credit valuation adjustment	Net exposure
CDPCs	£m	£m	£m	£m	£m

31 March 2011
AAA	206	206	-	-	-
A to AA-	623	607	16	5	11
Non-investment grade	19,686	18,793	893	362	531
Unrated	3,964	3,772	192	78	114

	24,479	23,378	1,101	445	656

31 December 2010
AAA	213	212	1	-	1
A to AA-	644	629	15	4	11
Non-investment grade	20,066	19,050	1,016	401	615
Unrated	4,165	3,953	212	85	127

	25,088	23,844	1,244	490	754

Risk and balance sheet management (continued)

Risk management: Credit risk: Country risk

Under the Group's country risk framework, country exposures are actively managed both for countries that represent a larger concentration and which, using the Group's country watchlist process, have been identified as exhibiting signs of actual or potential stress.

The table below shows the Group's exposure in terms of credit risk assets, to countries where the total exposure for borrowers domiciled in that country exceed £1 billion; where the country had an external rating of A+ or below from Standard & Poor's, Moody's or Fitch at 31 March 2011; and selected other countries. The numbers are stated gross of mitigating action which may have been taken to reduce or eliminate exposure to country risk events.

Credit risk assets consist of:
•	Lending: cash and balances at central banks, loans and advances to banks and customers (including overdraft facilities, instalment credit and finance leases);

•	Rate risk management (RRM); and

•	Contingent obligations, primarily letters of credit and guarantees.

Reverse repurchase agreements and issuer risk (primarily debt securities - see page 105) are excluded. Where relevant, and unless otherwise stated, the data reflect the effect of credit mitigation techniques.

	Lending								RRM and contingent obligations
	Central and local government	Central bank	Other financial institution	Corporate	Personal	Total	Core	Non-Core
31 March 2011	£m	£m	£m	£m	£m	£m	£m	£m	£m

Republic of Ireland	53	2,087	873	20,597	20,551	44,161	33,135	11,026	2,806
Italy	46	82	1,268	2,857	24	4,277	2,435	1,842	2,278
India	-	126	1,403	2,422	222	4,173	3,645	528	1,178
China	17	281	1,462	676	89	2,525	2,282	243	1,635
Turkey	241	11	466	1,384	13	2,115	1,440	675	490
Russia	-	113	505	953	93	1,664	1,427	237	137
South Korea	-	5	866	705	2	1,578	1,533	45	433
Brazil	-	-	994	287	5	1,286	1,169	117	101
Mexico	-	9	161	946	1	1,117	817	300	158
Romania	35	172	31	393	447	1,078	18	1,060	122
Indonesia	84	94	247	286	128	839	699	140	273
Portugal	35	-	42	680	6	763	425	338	464
Malaysia	-	3	301	294	45	643	496	147	364

Additional selected countries

Spain	20	6	429	6,784	404	7,643	3,051	4,592	2,138
Japan	1,028	-	707	815	25	2,575	1,886	689	2,210
Greece	10	35	50	417	16	528	407	121	192

Risk and balance sheet management (continued)

Risk management: Credit risk: Country risk (continued)

	Lending								RRM and contingent obligations
	Central and local government	Central bank	Other financial institution	Corporate	Personal	Total	Core	Non-Core
31 December 2010	£m	£m	£m	£m	£m	£m	£m	£m	£m

Republic of Ireland	61	2,119	900	19,881	20,228	43,189	32,431	10,758	3,496
Italy	45	78	1,086	2,483	27	3,719	1,817	1,902	2,312
India	262	-	1,614	2,590	273	4,739	4,085	654	1,249
China	17	298	1,240	753	64	2,372	2,136	236	1,572
Turkey	282	68	485	1,365	12	2,212	1,520	692	547
Russia	-	110	251	1,181	58	1,600	1,475	125	216
South Korea	-	276	1,039	555	2	1,872	1,822	50	643
Brazil	-	-	825	315	5	1,145	1,025	120	120
Mexico	-	8	149	999	1	1,157	854	303	148
Romania	36	178	42	426	446	1,128	7	1,121	142
Indonesia	84	42	262	294	132	814	660	154	273
Portugal	86	-	63	611	6	766	450	316	537
Malaysia	-	44	125	293	45	507	347	160	240

Additional selected countries

Spain	19	5	258	6,962	407	7,651	3,130	4,521	2,447
Japan	1,379	-	685	809	24	2,897	2,105	792	2,000
Greece	14	36	49	188	16	303	173	130	214

Key points
•
Credit risk assets relating to most of the countries above have remained broadly stable during the first quarter of 2011. Currency movements increased euro-denominated lending by 2.5% and reduced US dollar-denominated exposures by 3.4%. Reductions were seen in exposure to governments as well as in RRM exposures. This contrasted with financial institution and corporate exposures which increased in a number of countries. The increases in Non-Core exposures in some countries resulted primarily from drawings under committed facilities. In addition to credit risk asset components above, debt securities represent the main concentration for Japan and Greece.

•
Granular portfolio reviews continue to be undertaken with a view to adjusting the risk profile and to align to the Group's country risk appetite in light of the evolving economic and political developments.

•
Republic of Ireland - lending increased by almost £1.0 billion in the first quarter (increases in lending to corporate clients by £0.7 billion and personal lending by £0.3 billion), primarily due to exchange rate movements. In euro terms, lending was largely unchanged. RRM exposure fell by £0.7 billion.

Risk and balance sheet management (continued)

Risk management: Credit risk: Country risk (continued)

Key points (continued)
•
Italy - lending exposure increased by £0.6 billion as a result of increases in corporate activity (oil & gas) of £0.4 billion, largely caused by drawings under committed facilities, and financial institutions (banks and funds) of £0.2 billion.

•
Portugal - lending exposure was stable, with reductions in exposure to the government and financial institutions alongside a very small increase in corporate lending. RRM exposure decreased by almost £0.1 billion.

•
Spain - lending exposure fell slightly due to a reduction in corporate exposure of £0.2 billion which was partially offset by an increase in exposure to financial institutions. RRM exposure decreased by £0.3 billion.

•
Japan - lending exposure is £2.6 billion and has reduced by £0.3 billion since 31 December 2010 due to a reduction in government exposure. RRM accounts for an additional £2.2 billion of total exposure. Following the tsunami, impairment charges totalled approximately £77 million, of which £44 million relates to debt securities.

•	Greece - lending exposure rose by £0.2 billion to £0.5 billion, due to an increase in the Core corporate portfolio.

•
Limit controls are being applied on a risk-differentiated basis and exposure to most countries in North Africa and the Middle East reduced during the first quarter of 2011. Of the countries experiencing varying degrees of social and political unrest in North Africa and the Middle East, Bahrain accounted for lending exposure of £302 million (total credit risk assets - £338 million), Oman for £160 million (total credit risk assets - £237 million) and Egypt for £101 million (total credit risk assets - £130 million).

Risk and balance sheet management (continued)

Risk management: Credit risk: Commercial real estate

The commercial real estate lending portfolio totalled £85 billion at 31 March 2011, a 2% decrease over the quarter, from £87 billion at 31 December 2010. The Non-Core portion of the portfolio totalled £42 billion (50% of the portfolio) at 31 March 2011 (31 December 2010 - £46 billion, or 52% of the portfolio) and includes exposures in Ulster Bank Group as discussed on page 115. The analysis below excludes RRM and contingent obligations.

	31 March 2011			31 December 2010
	Investment	Development	Total	Investment	Development	Total
By division	£m	£m	£m	£m	£m	£m

Core
UK Corporate	26,514	6,124	32,638	24,879	5,819	30,698
Ulster Bank	4,272	1,015	5,287	4,284	1,090	5,374
US Retail & Commercial	2,705	807	3,512	3,061	653	3,714
GBM	1,030	417	1,447	1,131	644	1,775

	34,521	8,363	42,884	33,355	8,206	41,561

Non-Core
UK Corporate	5,372	2,701	8,073	7,591	3,263	10,854
Ulster Bank	3,947	8,881	12,828	3,854	8,760	12,614
US Retail & Commercial	1,085	202	1,287	1,202	220	1,422
GBM	19,754	523	20,277	20,502	417	20,919

	30,158	12,307	42,465	33,149	12,660	45,809

	64,679	20,670	85,349	66,504	20,866	87,370

	Investment		Development
	Commercial	Residential	Commercial	Residential	Total
By geography	£m	£m	£m	£m	£m

31 March 2011
UK (excluding Northern Ireland)	32,221	7,195	1,405	8,184	49,005
Island of Ireland	5,153	1,143	2,848	6,556	15,700
Western Europe	10,320	712	8	70	11,110
US	5,316	1,105	718	480	7,619
RoW	1,490	24	141	260	1,915

	54,500	10,179	5,120	15,550	85,349

31 December 2010
UK (excluding Northern Ireland)	32,979	7,255	1,520	8,296	50,050
Island of Ireland	5,056	1,148	2,785	6,578	15,567
Western Europe	10,359	707	25	46	11,137
US	6,010	1,343	542	412	8,307
RoW	1,622	25	138	524	2,309

	56,026	10,478	5,010	15,856	87,370

Risk and balance sheet management (continued)

Risk management: Credit risk: Commercial real estate (continued)

	Investment		Development
	Core	Non-Core	Core	Non-Core	Total
By geography	£m	£m	£m	£m	£m

31 March 2011
UK (excluding Northern Ireland)	27,658	11,758	6,320	3,269	49,005
Island of Ireland	3,189	3,107	899	8,505	15,700
Western Europe	378	10,654	50	28	11,110
US	3,018	3,403	840	358	7,619
RoW	277	1,237	254	147	1,915

	34,520	30,159	8,363	12,307	85,349

31 December 2010
UK (excluding Northern Ireland)	26,168	14,066	5,997	3,819	50,050
Island of Ireland	3,159	3,044	963	8,401	15,567
Western Europe	409	10,657	25	46	11,137
US	3,375	3,978	733	221	8,307
RoW	244	1,404	488	173	2,309

	33,355	33,149	8,206	12,660	87,370

Key points
•	The decrease in exposure occurred primarily in the UK and US investment books. The asset mix has remained broadly unchanged since the end of 2010.

•
The increase in Core UK Corporate exposures reflected Non-Core returning commercial real estate assets in preparation for the sale of the RBS England and Wales branch-based business to Santander. Excluding this transfer, Core UK Corporate exposure remained broadly stable.

•
Of the total portfolio at 31 March 2011, £42.1 billion (31 December 2010 - £45.5 billion) is managed within the Group's standard credit risk processes, £8.7 billion (31 December 2010 - £9.2 billion) is receiving heightened credit oversight under the Group watchlist process ("watch") and £34.5 billion (31 December 2010 - £32.6 billion) is managed within Global Restructuring Group (GRG).

•
Short-term lending to property developers without firm long-term financing in place is characterised as speculative. Speculative lending at origination continues to represent less than 2% of the portfolio. The Group's appetite for originating speculative commercial real estate lending is very limited. Current market conditions have resulted in some borrowers experiencing difficulty in procuring long-term finance. These borrowers are managed within the problem debt management process in "watch" or GRG.

•
Tighter risk appetite criteria for new business origination were implemented during 2010 but will take time to be reflected in the performance of the portfolio. Whilst there has been some recovery in the value of prime properties in the UK, the Group observes that it has been selective. To date this improvement has not fed through into lower quality properties in the UK and has not been evident in other regions, notably the eurozone, Republic of Ireland and the US.

•
Commercial real estate will remain challenging for key markets, such as UK, Ireland and US; new business will be accommodated by running-off existing exposure. Liquidity in the market remains low with the focus on refinancing and support for the existing client base.

Risk and balance sheet management (continued)

Risk management: Credit risk: Ulster Bank Group (Core and Non-Core)

Overview
Ulster Bank Group accounts for 10% of the Group's total gross customer loans or 9% of the Group's Core gross customer loans. The impairment charge of £1,294 million for Q1 2011 was £135 million higher than the £1,159 million impairment charge for Q4 2010. This was driven by continued deterioration across most portfolios during the quarter. High unemployment coupled with higher taxation and less liquidity in the economy continues to depress housing market confidence and consumer spending.

Core
Impairment losses for Q1 2011 of £461 million were £85 million higher than Q4 2010 losses of £376 million, reflecting the deteriorating economic environment in Ireland with rising default levels across both mortgage and other corporate non-property portfolios. Lower asset values together with pressure on borrowers with a dependence on consumer spending have resulted in higher corporate loan losses while higher unemployment, lower incomes and increased taxation have driven mortgage impairment increases.

Ulster Bank Group is helping customers in this difficult environment. Forbearance policies which are deployed through the 'Flex' initiative are aimed at assisting customers in financial difficulty. These policies were reviewed at the end of 2010 given the structural problem that exists in Ireland with the scale and duration of customers in financial difficulty. There were 9,200 customer accounts in a forbearance arrangement at 31 March 2011. This represents 5.5% (by volume) of the Ulster Bank Group mortgage portfolio, with 75% of these customers in amortising or interest only agreements.

Non-Core
The impairment charge increased from £783 million for Q4 2010 to £833 million for Q1 2011, primarily reflecting the deterioration in the development property portfolio.

Risk and balance sheet management (continued)

Risk management: Credit risk: Ulster Bank Group (Core and Non-Core) (continued)

Loans, REIL and impairments by sector

	Gross loans (1)	REIL	Provisions	REIL as a % of gross loans	Provisions as a % of REIL	Provisions as a % of gross loans	Impairment charge	Amounts written-off
31 March 2011	£m	£m	£m	%	%	%	£m	£m

Ulster Bank Group
Mortgages	21,495	1,780	676	8.3	38.0	3.1	233	2
Personal unsecured	1,499	193	164	12.9	85.0	10.9	11	8
Commercial real estate
- investment	8,219	3,222	1,342	39.2	41.7	16.3	296	-
- development	9,896	7,798	3,623	78.8	46.5	36.6	527	-
Other corporate	10,881	2,868	1,548	26.4	54.0	14.2	227	1

	51,990	15,861	7,353	30.5	46.4	14.1	1,294	11

Core
Mortgages	21,495	1,780	676	8.3	38.0	3.1	233	2
Personal unsecured	1,499	193	164	12.9	85.0	10.9	11	8
Commercial real estate
- investment	4,272	773	282	18.1	36.5	6.6	73	-
- development	1,015	210	99	20.7	47.1	9.8	24	-
Other corporate	8,886	1,682	890	18.9	52.9	10.0	120	1

	37,167	4,638	2,111	12.5	45.5	5.7	461	11

Non-Core
Commercial real estate
- investment	3,947	2,449	1,060	62.0	43.3	26.9	223	-
- development	8,881	7,588	3,524	85.4	46.4	39.7	503	-
Other corporate	1,995	1,186	658	59.4	55.5	33.0	107	-

	14,823	11,223	5,242	75.7	46.7	35.4	833	-

For the note to this table refer to page 116.

Risk and balance sheet management (continued)

Risk management: Credit risk: Ulster Bank Group (Core and Non-Core) (continued)

Loans, REIL and impairments by sector (continued)

	Gross loans (1)	REIL	Provisions	REIL as a % of loans	Provisions as a % of REIL	Provisions as a % of gross loans	Q4 Impairment charge	Q4 Amounts written-off
31 December 2010	£m	£m	£m	%	%	%	£m	£m

Ulster Bank Group
Mortgages	21,162	1,566	439	7.4	28.0	2.1	159	3
Personal unsecured	1,282	185	158	14.4	85.4	12.3	13	6
Commercial real estate
- investment	8,138	2,989	1,332	36.7	44.6	16.4	285	-
- development	9,850	6,406	2,820	65.0	44.0	28.6	586	-
Other corporate	11,009	2,515	1,228	22.8	48.8	11.2	116	1

	51,441	13,661	5,977	26.6	43.8	11.6	1,159	10

Core
Mortgages	21,162	1,566	439	7.4	28.0	2.1	159	3
Personal unsecured	1,282	185	158	14.4	85.4	12.3	13	6
Commercial real estate
- investment	4,284	598	332	14.0	55.5	7.7	79	-
- development	1,090	65	37	6.0	56.9	3.4	(10)	-
Other corporate	9,039	1,205	667	13.3	55.4	7.4	135	1

	36,857	3,619	1,633	9.8	45.1	4.4	376	10

Non-Core
Commercial real estate
- investment	3,854	2,391	1,000	62.0	41.8	25.9	206	-
- development	8,760	6,341	2,783	72.4	43.9	31.8	596	-
Other corporate	1,970	1,310	561	66.5	42.8	28.5	(19)	-

	14,584	10,042	4,344	68.9	43.3	29.8	783	-

Note:
(1)	Funded loans.

Key points
•	The increase in REIL reflects continuing difficult conditions in both commercial and residential sectors in the Republic of Ireland. Of the REIL at 31 March 2011, 71% was in Non-Core (Q4 2010 - 74%).

•
Provisions, including foreign currency effects, increased in the quarter from £6.0 billion to £7.4 billion and the coverage ratio increased to 46.4% from 43.8% at 31 December 2010. 68% of the provision at 31 March 2011 (31 December 2010 - 69%) relates to commercial real estate.

Risk and balance sheet management (continued)

Risk management: Credit risk: Ulster Bank Group (Core and Non-Core) (continued)

Residential mortgages

The table below shows how the continued decrease in property values has affected the distribution of residential mortgages by loan-to-value (LTV) (indexed). LTV is based upon gross loan amounts and, whilst including defaulted loans, does not account for impairments already taken.

	31 March 2011	31 December 2010
By average LTV (1)%		%

<= 50%	34.7	35.9
> 50% and <= 70%	13.0	13.5
> 70% and <= 90%	13.0	13.5
> 90%	39.3	37.1

Total portfolio average LTV	73.7	71.2

Average LTV on new originations during the period	69.0	75.9

Note:
(1)	LTV averages calculated by transaction volume.

Key points
•
The residential mortgage portfolio across Ulster Bank Group totalled £21.5 billion at 31 March 2011 - with 90% in the Republic of Ireland and 10% in Northern Ireland. At constant exchange rates, the portfolio remained at similar levels to 31 December 2010 (£21.2 billon) with little growth due to very low new business volumes. To date in 2011, 596 new mortgages were originated, of which 85% were in Northern Ireland.

•
The 90 days arrears rate continues to increase due to the continued challenging economic environment. At 31 March 2011, the arrears rate was 6.6% (by volume) compared with 6.0% at 31 December 2010. The impairment charge for Q1 2011 was £233 million compared with £159 million for Q4 2010. Repossession levels remain low totalling 37 properties at 31 March 2011 (76 for full year 2010). 78% of repossessions during the quarter were through voluntary surrender or abandonment of the property.

•
Ulster Bank Group has a number of initiatives in place aimed at increasing the level of support to customers experiencing temporary financial difficulties. At 31 March 2011, 7.4% (by value) of the mortgage book (£1.6 billion) was on forbearance arrangements, the majority of these are performing (77%) and not 90 days past due.

Risk and balance sheet management (continued)

Risk management: Credit risk: Ulster Bank Group (Core and Non-Core) (continued)

Commercial real estate
The commercial real estate lending portfolio in Ulster Bank Group increased marginally during the quarter to £18.1 billion at 31 March 2011, primarily due to exchange rate movements. The Non-Core portion of the portfolio totalled £12.8 billion (71% of the portfolio). Of the total Ulster Bank Group commercial real estate portfolio 25% relates to Northern Ireland, 61% to the Republic of Ireland and 14% to the rest of the UK.

	Development		Investment
		Residential	Commercial	Residential	Total
Exposure by geography	£m	£m	£m	£m	£m

31 March 2011
Island of Ireland	2,848	6,556	5,090	1,143	15,637
UK (excluding Northern Ireland)	112	362	1,835	129	2,438
RoW	-	17	22	1	40

	2,960	6,935	6,947	1,273	18,115

31 December 2010
Island of Ireland	2,785	6,578	5,072	1,098	15,533
UK (excluding Northern Ireland)	110	359	1,831	115	2,415
RoW	-	17	22	1	40

	2,895	6,954	6,925	1,214	17,988

Key points
•
Commercial real estate remains a key driver of the increase in the defaulted loan book for Ulster Bank Group. The outlook remains challenging with limited liquidity in the marketplace to support refinancing.

•	Ongoing reviews of the portfolio have led to a greater portion of the portfolio moving to specialised management in GRG.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 6 May 2011
THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary